Exhibit 99.1

Tarena International, Inc. Announces Results for the Fourth Quarter 2016 and Fiscal Year 2016

Fiscal Year Net Revenues Increased by 34.1% Year-Over-Year

Fiscal Year Student Enrollment Increased by 27.9% Year-Over-Year

Fiscal Year Net Income Increased by 35.8% Year-Over-Year

Non-GAAP Fiscal Year Net Income Increased by 52.8% Year-Over-Year

Declares Annual Special Cash Dividend of US$0.16 per Ordinary Share or US$0.16 per ADS

BEIJING, February 27, 2017–Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•	Net revenues increased by 22.0% year-over-year to RMB464.0 million from RMB380.3 million in the same period in 2015.

•	Gross profit increased by 19.8% year-over-year to RMB340.6 million from RMB284.3 million in the same period in 2015.

•	Operating income increased by 9.2% year-over-year to RMB96.0 million from RMB87.9 million in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 23.7% year-over-year to RMB120.0 million from RMB97.0 million in the same period in 2015.

•	Net income increased by 12.9% year-over-year to RMB102.7 million from RMB91.0 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses, increased by 26.6% year-over-year to RMB126.7 million from RMB100.1 million in the same period in 2015.

•	Basic and diluted net income per American Depositary Share (“ADS”) were RMB1.84 and RMB1.74, respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB2.26 and RMB2.14, respectively. Each ADS represents one Class A ordinary share.

•	Total student enrollments, defined as the total number of new students recruited and registered, in the fourth quarter of 2016 increased by 18.1% year-over-year to 26,898.

•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the fourth quarter of 2016 increased by 18.9% year-over-year to 27,897.

Fiscal Year 2016 Highlights

•	Net revenues increased by 34.1% year-over-year to RMB1,579.6 million from RMB1,178.0 million in the same period in 2015.

•	Gross profit increased by 33.9% year-over-year to RMB1,130.5 million from RMB844.4 million in the same period in 2015.

•	Operating income increased by 45.8% year-over-year to RMB229.8 million from RMB157.7 million in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 56.2% year-over-year to RMB297.7 million from RMB190.6 million in the same period in 2015.

•	Net income increased by 35.3% year-over-year to RMB241.9 million from RMB178.8 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, increased by 52.4% year-over-year to RMB322.6 million from RMB211.7 million in the same period in 2015.

•	Basic and diluted net income per American Depositary Share (“ADS”) were RMB4.35 and RMB4.10, respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB5.81 and RMB5.47, respectively.

•	Net operating cash flow in 2016 reached approximately RMB534.0 million. Capital expenditures were RMB382.0 million. In 2016, the company purchased four office buildings, mainly for teaching purpose, and to a lesser extent, for administrative functions and software research and development functions, with a total consideration of RMB282.2 million.

•	Cash and time deposits totaled RMB1,286.1 million as of December 31, 2016, compared to RMB1,228.0 million as of December 31, 2015.

•	Deferred revenue increased by 61.7% to RMB266.1 million as of December 31, 2016, compared to RMB164.5 million as of December 31, 2015.

•	Total student enrollments in fiscal year 2016 increased by 27.9% year-over-year to 107,493.

•	Total course enrollments in fiscal year 2016 increased by 29.9% year-over-year to 102,298.

“We are pleased with the fourth quarter and full fiscal year results in 2016, which shows continued growth on the top line and even higher growth on the bottom line. By rolling out advanced-level courses, penetrating into new verticals such as VR/AR, continuously upgrading our course contents, we achieved the objective set at the beginning of the year and total student enrollment for professional education courses increased 27.9% to 107,493 in 2016, marking a record high. Due to strong demand for professional training services and the early timing of Chinese spring festivals, we also opened 7 new learning centers and entered into three new cities in the fourth quarter of 2016. We believe we have laid a solid foundation to drive sustained growth in 2017,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“We are particularly pleased with the progress we made in kid education, which is another exciting initiative in 2016 to leverage our core competency and resources, so as to expand our course offerings as well as target demographics. After one year of operation, we have launched three kid education programs in computer programming, robotics and digital arts (including 3D printing) under the new brand name Tongcheng, Tongchuang and Tongmei. By the end of December 2016, we had successfully enrolled 2,354 students in kid courses. ”Mr. Han continued, “As computer technology is going to become a basic skill globally that people need to learn, STEM education, defined as a problem-based approach that combines science, technology, engineer and mathematics and brings more creative and independent-thinking to younger learners, is now stirring a craze across China. While more and more kids are prepared to have a head start in STEM learning, we believe it will gradually become an important pillar for our whole business in future. ”

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, added, “alongside the robust revenue and student enrollment growth, we are also encouraged to see the significant year-over-year improvement in profitability. Our operating margin in 2016 increased by 116 basis points year-over-year while non-GAAP operating margin increased by 266 basis points year-over-year. The expansion of our operating margin was primarily driven by the greater business scale, improvement in our employee productivity, optimization in marketing efficiency and effective control in bad debt. Bad debt expenses has been substantially reduced to RMB33.6 million in 2016, compared with RMB63.1 million in 2015. Moving forward, we are confident that we will continue to deliver enhanced value for our shareholders by executing on our objective to drive sustainable growth and implementing strategic priority to further improve our operational efficiency in the long run.”

Dividend

The Company announced today that its board of directors has approved and declared a cash dividend of US$0.16 per ordinary share, including both Class A ordinary shares and Class B ordinary shares. The Company expects that the aggregate amount of the dividend will not exceed US$9.5 million. Holders of Tarena’s ADS, each representing one Class A ordinary share, are accordingly entitled to the cash dividend of US$0.16 per ADS. The cash dividend will be paid on or about May 30, 2017 to shareholders of record as of the close of business on March 27, 2017.

Subject to the Company's ongoing financial performance, cash position, budget and business plan and market conditions, the Company may, on an annual basis, consider paying a special dividend.

Fourth Quarter 2016 Results

Net Revenues

Net revenues increased by 22.0% to RMB464.0 million in the fourth quarter of 2016, from RMB380.3 million in the same period in 2015. The increase was primarily due to increased course enrollments and, to a lesser extent, an increase in the standard tuition fees.

Total course enrollments in the fourth quarter of 2016 increased by 18.9% to 27,897, from 23,466 in the same period in 2015, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 16 as of December 31, 2015 to 18 as of December 31, 2016. The total seat capacity in our learning centers increased by 20.5% from 42,434 as of December 31, 2015 to 51,127 as of December 31, 2016, to cater to the increased demand for our courses.

We also raised the standard tuition fees on selected courses by RMB1,000 to RMB 2,000 per course in March 2016. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 81%/19% and 80%/20% in the fourth quarters of 2016 and 2015, respectively.

Cost of Revenues

Cost of revenues grew by 28.5% to RMB123.4 million in the fourth quarter of 2016, from RMB96.0 million in the same period in 2015. Along with the business expansion, the increase in cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for the growing number of learning centers.

Gross Profit

Gross profit increased by 19.8% to RMB340.6 million in the fourth quarter of 2016, from RMB284.3 million in the same period in 2015.

Operating Expenses

Total operating expenses increased by 24.5% to RMB244.6 million in the fourth quarter of 2016, from RMB196.4 million in the same period in 2015. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 18.6% to RMB222.5 million in the fourth quarter of 2016, from RMB187.5 million in the same period in 2015. Total share-based compensation expenses allocated to the related operating expenses increased by 149.3% to RMB22.2 million in the fourth quarter of 2016, from RMB8.9 million in the same period in 2015.

Selling and marketing expenses increased by 29.6% to RMB138.5 million in the fourth quarter of 2016, from RMB106.9 million in the same period in 2015. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and increased marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 13.2% to RMB84.6 million in the fourth quarter of 2016, from RMB74.7 million in the same period in 2015. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations and an increase in share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 2.1% to RMB68.4 million, from RMB67.0 million in the same period in 2015.

Research and development expenses increased by 45.1% to RMB21.5 million in the fourth quarter of 2016, from RMB14.8 million in the same period in 2015. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income increased by 9.2% to RMB96.0 million in the fourth quarter of 2016, from RMB87.9 million in the same period in 2015. Operating margin was 20.7% in the fourth quarter of 2016 as compared to 23.1% in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 23.7% to RMB120.0 million in the fourth quarter of 2016, from RMB97.0 million in the same period in 2015. Non-GAAP operating margin increased to 25.9% in the fourth quarter of 2016 as compared to 25.5% in the same period in 2015.

Interest Income

Interest income was RMB5.4 million in the fourth quarter of 2016, compared to RMB12.4 million in the same period in 2015. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Gain (Loss)

Foreign exchange gain was RMB6.2 million in the fourth quarter of 2016, compared to RMB10.6 million foreign exchange loss in the same period in 2015. Due to the depreciation of the RMB against the U.S. dollar, the Company had converted its offshore bank deposits previously in RMB into US dollars under a foreign currency forward contract. The contract had been settled in May 2016.

Income Tax Expense

Income tax expense was RMB9.9 million in the fourth quarter of 2016, compared to RMB0.9 million in the same period in 2015. The increase was mainly due to an increase in the effective income tax rate and higher taxable income.

Net Income

As a result of the foregoing, net income increased by 12.9% to RMB102.7 million in the fourth quarter of 2016, from RMB91.0 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses, increased by 26.6% year-over-year to RMB126.7 million from RMB100.1 million in the same period in 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB1.84 and RMB1.74 respectively in the fourth quarter of 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB2.26 and RMB2.14, respectively.

Shares Issued and Outstanding

As of December 31, 2016, the Company had 47,160,248 Class A and 8,895,249 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Fiscal Year 2016 Results

Net Revenues

Net revenues increased by 34.1% to RMB1,579.6 million in 2016, from RMB1,178.0 million in 2015. The increase was primarily due to increased course enrollments and, to a lesser extent, an increase in the standard tuition fees.

Total course enrollments for 2016 increased by 29.9% to 102,298 from 78,729 in 2015, which was driven mainly by the number and the popularity of our course offerings. We also raised the standard tuition fees on selected courses by RMB1,000 to RMB 2,000 per course in March 2016.

Cost of Revenues

Cost of revenues grew by 34.6% to RMB449.1 million in 2016, from RMB333.6 million in 2015. Along with the business expansion, the increase in cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers.

Gross Profit

Gross profit increased by 33.9% to RMB1,130.5 million in 2016, from RMB844.4 million in 2015.

Operating Expenses

Total operating expenses increased by 31.1% to RMB900.7 million in 2016, from RMB686.8 million in 2015. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 27.9% to RMB837.0 million in 2016, from RMB654.5 million in 2015. Total share-based compensation expenses allocated to the related operating expenses increased by 97.5% to RMB63.7 million in 2016, from RMB32.3 million in 2015.

Selling and marketing expenses increased by 37.0% to RMB527.6 million in 2016, from RMB385.0 million in 2015. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 22.4% to RMB307.5 million in 2016, from RMB251.3 million in 2015. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations and an increase in share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 15.0% to RMB256.4 million, from RMB223.0 million in 2015.

Research and development expenses increased by 29.9% to RMB65.6 million in 2016, from RMB50.5 million in 2015. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income increased by 45.8% to RMB229.8 million in 2016, from RMB157.7 million in 2015. Operating margin increased to 14.6% in 2016, as compared to 13.4% in 2015. .Non-GAAP operating income, which excluded share-based compensation expenses, increased by 56.2% to RMB297.7 million in 2016, from RMB190.6 million in 2015. Non-GAAP operating margin increased to 18.8%in 2016, as compared to 16.2% in 2015.

Interest Income

Interest income was RMB24.0 million in 2016, compared to RMB42.7 million in 2015. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Gain (Loss)

Foreign exchange gain was RMB3.8 million in 2016, compared to RMB29.5 million foreign exchange loss in 2015. Due to the depreciation of China’s RMB against U.S. Dollar, the company has converted its offshore bank deposits previously in RMB into US dollars under a foreign currency forward contract. The contract had been settled in May 2016.

Income Tax Expense

Income tax expense was RMB18.8 million in 2016, compared to RMB4.0 million in 2015. The increase was mainly due to an increase in the effective income tax rate and higher taxable income.

Net Income

As a result of the foregoing, net income increased by 35.3% to RMB241.9 million in 2016, from RMB178.8 million in 2015. Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, increased by 52.4% year-over-year to RMB322.6 million from RMB211.7 million in 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB4.35 and RMB4.10 respectively in 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB5.81 and RMB5.47, respectively.

Cash Flow

Net operating cash flow in 2016 reached approximately RMB534.0 million. Capital expenditures were RMB382.0 million. In 2016, the company purchased four office buildings, mainly for teaching purpose, and to a lesser extent, for administrative functions and software research and development functions, with a total consideration of RMB282.2 million.

Cash and Time Deposits

Cash and time deposits totaled RMB1,286.1 million as of December 31, 2016, compared to RMB1,228.0 million as of December 31, 2015.

Business Outlook

Based on the Company's current estimates, total net revenues for the first quarter of 2017 are expected to be between RMB 322.5 million and RMB329.5 million, representing an increase of 19.7% to 22.3% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2017 to be between RMB1,990.0 million and RMB2,070.0 million, representing an increase of 26.0% to 31.0% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth quarter of 2016 and fiscal year 2016 at 8:00 PM U.S. Eastern Time on Monday, February 27, 2017, (9:00 AM Beijing Time on Tuesday, February 28, 2017).

The dial-in details for the live conference call are as follows:

United States: 18552983404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +65 6823 2299

Conference ID: 2141437

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through March 14, 2017. The dial-in details for the replay are:

United States: 1866 846 0868
Hong Kong: 800 966 697
China Mainland: 400 184 2240
Singapore: 800 616 2127
Taiwan: 801 232 352
United Kingdom: 800 169 7301

Conference ID: 2141437

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the first quarter of 2017 and for the full fiscal year 2017 and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in twelve IT subjects and three non-IT subjects. Tarena also offers three kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 380,000 students, cooperated with more than 690 universities and colleges and placed students with approximately 95,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the first quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income (loss), net income (loss), and basic and diluted net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	December 31
	2016	2015
	RMB	RMB
ASSETS
Current assets:
Cash	810,672	513,938
Time deposits	416,724	449,878
Restricted time deposits	—	150,000
Accounts receivable, net of allowance for doubtful accounts	97,374	146,999
Prepaid expenses and other current assets	126,088	66,103
Total current assets	1,450,858	1,326,918
Time deposits	58,667	114,227
Accounts receivable, net of allowance for doubtful accounts	1,176	7,771
Property and equipment, net	437,337	127,864
Goodwill	3,365	—
Long-term Investments	41,760	24,000
Other non-current assets	91,849	53,111
Total assets	2,085,012	1,653,891

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	4,502	4,413
Amounts due to a related party	79	879
Income taxes payable	91,240	56,293
Deferred revenue	266,061	164,524
Accrued expenses and other current liabilities	117,867	79,835
Total current liabilities	479,749	305,944
Other non-current liabilities	7,043	9,333
Total liabilities	486,792	315,277

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	302	276
Class B ordinary shares	86	98
Treasury stock(a)	(93,761)	(49,355)
Additional paid-in capital	995,216	907,018
Accumulated other comprehensive income	58,204	30,232
Retained earnings	638,173	450,345
Total shareholders’ equity	1,598,220	1,338,614
Total liabilities and shareholders’ equity	2,085,012	1,653,891

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million (RMB 133,556,000) of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of December 31, 2016, the Company repurchased 1,574,980 Class A ordinary shares from the open market with the consideration of US$14.4 million (RMB 93,761,156).

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Three Months Ended December 31		For the Year Ended December 31
	2016	2015	2016	2015
	RMB	RMB	RMB	RMB
Net revenues	464,038	380,344	1,579,604	1,178,008
Cost of revenues(a)	(123,429)	(96,022)	(449,104)	(333,559)
Gross profit	340,609	284,322	1,130,500	844,449
Selling and marketing expenses(a)	(138,518)	(106,865)	(527,553)	(384,954)
General and administrative expenses(a)	(84,595)	(74,722)	(307,519)	(251,298)
Research and development expenses(a)	(21,530)	(14,843)	(65,594)	(50,515)
Operating income	95,966	87,892	229,834	157,682
Interest income	5,361	12,380	23,974	42,732
Other income	5,061	2,301	15,960	11,812
Loss from fair value change of foreign currency forward	-	-	(12,898)	-
Foreign exchange gain(loss)	6,241	(10,647)	3,760	(29,499)
Income before income taxes	112,629	91,926	260,630	182,727
Income tax expense	(9,895)	(905)	(18,776)	(3,967)
Net income	102,734	91,021	241,854	178,760
Net income attributable to Class A and Class B ordinary shareholders	102,734	91,021	241,854	178,760

Net income per Class A and Class B ordinary share:
Basic	1.84	1.67	4.35	3.32
Diluted	1.74	1.56	4.10	3.04

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	55,979,972	54,451,142	55,540,670	53,767,810
Diluted	59,132,850	58,193,646	59,005,261	58,750,856

Net income	102,734	91,021	241,854	178,760
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	11,181	11,376	22,972	34,748
Unrealized gain on available for sale securities, net of RMB42 income taxes	5,027	-	5,235	-
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of RMB42 income taxes	(235)	-	(235)	-
Comprehensive income	118,707	102,397	269,826	213,508

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended December 31		For the Year Ended December 31
	2016	2015	2016	2015
	RMB	RMB	RMB	RMB
Cost of revenues	1,843	194	4,124	664
Selling and marketing expenses	2,458	585	5,496	1,959
General and administrative expenses	16,167	7,719	51,154	28,274
Research and development expenses	3,543	588	7,050	2,022

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended December 31		For the Year Ended December 31
	2016	2015	2016	2015
	RMB	RMB	RMB	RMB
GAAP Cost of revenues	123,429	96,022	449,104	333,559
Share-based compensation expense in cost of revenues	1,843	194	4,124	664
Non-GAAP Cost of revenues	121,586	95,828	444,980	332,895

GAAP Selling and marketing expenses	138,518	106,865	527,553	384,954
Share-based compensation expense in selling and marketing expenses	2,458	585	5,496	1,959
Non-GAAP Selling and marketing expenses	136,060	106,280	522,057	382,995

GAAP General and administrative expenses	84,595	74,722	307,519	251,298
Share-based compensation expense in general and administrative expenses	16,167	7,719	51,154	28,274
Non-GAAP General and administrative expenses	68,428	67,003	256,365	223,024

GAAP Research and development expenses	21,530	14,843	65,594	50,515
Share-based compensation expense in research and development expenses	3,543	588	7,050	2,022
Non-GAAP Research and development expenses	17,987	14,255	58,544	48,493

Operating income	95,966	87,892	229,834	157,682
Share-based compensation expenses	24,011	9,086	67,824	32,919
Non-GAAP Operating income	119,977	96,978	297,658	190,601

Net income	102,734	91,021	241,854	178,760
Share-based compensation expenses	24,011	9,086	67,824	32,919
Loss on foreign currency forward contract	—	—	12,898	—
Non-GAAP Net income	126,745	100,107	322,576	211,679
Non-GAAP net income attributable to Class A and Class B ordinary shareholders	126,745	100,107	322,576	211,679

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	2.26	1.84	5.81	3.94
Diluted	2.14	1.72	5.47	3.60
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	55,979,972	54,451,142	55,540,670	53,767,810
Diluted	59,132,850	58,193,646	59,005,261	58,750,856

Notes:

(a)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b)	There was no tax impact of share-based compensation expenses for the fourth quarter ended December 31, 2016 and 2015. There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the year ended December 31, 2016 and 2015.